                                                          OMB APPROVAL
                                                    ---------------------------
                                                    OMB Number:       3235-0105
                                                    Expires: December 31, 1996
                                                    Estimated average burden
                                                    hours per response....55.00

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939



                                 RB ASSET, INC.
-------------------------------------------------------------------------------
                               (Name of applicant)

                    645 Fifth Avenue New York, New York 10022
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

           Securities to be Issued Under the Indenture to be Qualified

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               Title of Class                                 Amount
-------------------------------------------------------------------------------
 Increasing Rate Junior Subordinated Notes due 2006         $36,316,000*

Approximate date of proposed public offering:     On or promptly after the date
                                                  of acceptance of shares of 15%
                                                  Non-Cumulative Perpetual
                                                  Preferred Stock, Series A, par
                                                  value $1.00, pursuant to the
                                                  Offering Circular dated
                                                  November 25, 1998,
                                                  incorporated by reference
                                                  herein as Exhibit T3E1 hereto.

Name and address of agent for service:    Nelson L. Stephenson, President
                                          RB Asset, Inc.
                                          645 Fifth Avenue
                                          New York, New York 10022


---------------------
* Plus such additional principal amount of Subordinated Notes as may be issued in payment of interest on the Subordinated Notes from the date of their initial issuance until the semi-annual interest period beginning on January 16, 2002.

                                     GENERAL

1.   General Information. Furnish the following information as to the applicant:
     (a)      Form of organization:  A corporation
     (b)      State or other sovereign power under the laws of which organized:
              State of Delaware.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

          RB Asset, Inc., a Delaware corporation (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated November 25, 1998 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange the Company's Increasing Rate Junior Subordinated Notes 2006 (the "Subordinated Debentures") for the Company's outstanding 1,400,000 shares of 15% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 (the "Series A Preferred Stock").

          There have not been any sales of securities of the same series as the Subordinated Notes or the Series A Preferred Stock by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

          The Company has retained MacKenzie Partners, Inc. as the "Information Agent" and American Stock Transfer & Trust Company as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of the Series A Preferred Stock only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of shares of Series A Preferred Stock for Subordinated Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.

          There are no cash payments made or to be made by any holder of the outstanding shares of Series A Preferred Stock in connection with the Exchange Offer.

                                  AFFILIATIONS

3. Affiliates. Furnish is a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

          Alvin Dworman is deemed to be an affiliate based upon his ownership of 39.0% of the Common Stock, $1.00 par value of the Company. The persons set forth below under the Section "Management and Control" are deemed to be affiliates based on their being officers and/or directors of the Company, as the case may be.

          The Company owns 100% of the voting securities of the following subsidiaries:

260 West Sunrise Corp.
26970 Hayward, Inc.
46 West Corp.
5327 Jacuzzi Street, Inc.
66 East Corp.
81 Jackson Corp.
86 West Corp.

Acacias-Murrieta Inc.
Bay Landing Corp.
Berry Boulevard, Inc.
Castle Hill Realty Holdings, Inc.
Citispire Apartments, Inc.
Cora Apple Inc.
Cupertino Property Inc.
Del Rio Escondido, Inc.
Drake Brick Kiln, Inc.
East River Financial Group Inc.
Hampton Ponds Realty Corp.
Harbor Lights Property Corp.
Hester Property Corp.
Kew Gardens Properties Inc.
Kirkham Stowe, Inc.
Laguna Canyon, Inc.
Middletown Property Corp.
Nostrand Properties I, Inc.
Nostrand Properties II, Inc.
Nostrand Properties Inc.
Old Crow Canyon Offices, Inc.
Orange White Acres, Inc.
Parc Vendome Realty Holding Corp.
Pershing Acquisition Corp.
Pershing Properties, Inc.
Pinnacle Properties Corp.
Princeton Park Office Realty Corp.
Quest Equities Corp.
Quest Holding Company
Quest Realty Corp.
RB Alden Corp.
RB Bowie Corp.
RB Camarillo, Inc.
RB Cicero Corp.
RB Columbus Corp.
RB Lockbourne Corp.
Richmond Hill Properties Inc.
Riverbank Antelope, Inc.
Riverbank Financial Group
Riverbank Properties, Inc. (NY)
Riverbank Raley Inc.
Riverbank Realty Enterprises, Inc.
Riverbridge Realty Corp.
Rivercity Realty Corp.
Rivercity Realty Management Corp.
Rochelle Park One Nine Four, Inc.
Royal York Properties, Inc.
RR Hicksville Corp.
RR Irvington Co., Limited
RR Irvington Development Corp.
Saxon Glen Corp.
Shorehaven Property Inc.
Southhampton Land & Realty Corp.
Watervliet Properties Corp.
Wayne Properties Inc.

Willow Lake, Inc.

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

---------------------------------- -------------------------------------- -------------------------------------------
              Name                                Address                                   Office
---------------------------------- -------------------------------------- -------------------------------------------
Robin Chandler Duke                                  *                    Director, Vice President and Secretary
Alvin Dworman                                        *                    Director
William D. Hassett                                   *                    Director
James J. Houlihan                                    *                    Director
David J. Liptak                                     **                    Director
Jerome R. McDougal                                   *                    Director and Chairman of the Board
Edward V. Regan                                      *                    Director
David A. Shapiro                                     *                    Director
Nelson L. Stephenson                                 *                    President and Chief Executive Officer
Jeffrey E. Suskind                                  ***                   Director

-----------------

* The mailing address for each officer and director other than Messrs. Liptak and Suskind is c/o RB Asset, Inc. 645 Fifth Avenue, New York, New York 10022.
** The mailing address for David J. Liptak is: West Broadway Partners, 660 Madison Avenue, New York, NY 10021.
*** The mailing address for Jeffrey E. Suskind is: Strom Susskind, 100 Wilshire Boulevard, Suite 1500, Santa Monica, California 90401.

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent of more of the voting securities of the applicant.

   As of November 1,1998:


---------------------------------------------------------------------------------------------------------------------
                                                                                                      Col. D
             Col. A                               Col. B                                           Percentage of
        Name and Complete                        Title of                        Col. C                Voting
         Mailing Address                        Class Owned                   Amount Owned        Securities Owned
---------------------------------- -------------------------------------- --------------------- ---------------------
Alvin Dworman                          Common Stock, $1.00 par value           2,768,400               39.0%
c/o RB Asset, Inc.
645 Fifth Avenue
New York, New York 10022


                                  UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

          No person has acted as an underwriter of any securities of the Company within three years prior to the date hereof and there is no proposed underwriter for the Subordinated Notes.

                               CAPITAL SECURITIES

7.   Capitalization.

      (a) Furnish the following information as to each authorized class of securities of the applicant.

     As of November 1, 1998:


--------------------------------------------------------------------------------------------------------------------

              Col. A                                     Col. B                                   Col. C
          Title of Class                            Amount Authorized                       Amount Outstanding
------------------------------------ ------------------------------------------------ -------------------------------
Common Stock, $1.00 par value                          30,000,000                               7,100,000
15% Non-Cumulative Perpetual
   Preferred Stock, Series A,                           1,400,000                               1,400,000
   $1.00 par value



     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Common Stock:

          Except as provided with respect to any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by stockholders. Stockholders are not permitted to cumulate votes in elections of directors.

Series A Preferred Stock:

          Holders of shares of Series A Preferred Stock are not entitled to any voting rights, except the consent of holders of at least 66%% of the outstanding shares of Series A Preferred Stock voting together as a class is required in respect of (i) certain amendments to the Certificate of Incorporation of the Company or the Certificate of Designations relating to the Series A Preferred Stock that would materially and adversely affect the rights of Series A Preferred Stock or (ii) certain changes with respect to securities ranking prior to the Series A Preferred Stock in dividend or distribution rights.

          Holders of the Series A Preferred Stock are not entitled to vote upon the election of members of the Board or other matters in general. Holders of the Series A Preferred Stock, however, are entitled to elect two members of the Company's Board to fill two newly-created directorships upon the occurrence of a "Voting Event." A Voting Event occurs if the Company fails to pay full dividends on the Series A Preferred Stock (or to declare such full dividends and set apart a sum sufficient for payment thereof) with respect to each of any six quarterly dividend periods, whether consecutive or not. The right of holders of Series A Preferred Stock to elect directors will continue until dividends on the Series A Preferred Stock have been paid for four consecutive Quarterly dividend periods, at which time such voting rights of the holders of the Series A Preferred Stock will, without further action, terminate, subject to revesting in the event of the occurrence of a subsequent Voting Event.

          The holders of Series A Preferred Stock are currently entitled to elect two directors because dividends on the Series A Preferred Stock are in arrears and unpaid for six quarterly dividend periods. Accordingly, at the Company's Annual Meeting of Stockholders held on September 16, 1998, holders of the Series A Preferred Stock elected two directors.

          In connection with any matter on which holders of the Series A Preferred Stock are entitled to vote as one class or otherwise pursuant to law or the provisions of the Certificate of Incorporation, including, without limitation, the election of directors as set forth above, each holder of the Series A Preferred Stock will be entitled to one vote for each share of the Series A Preferred Stock held by such holder.

                              INDENTURE SECURITIES

8. Analysis of Indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

(a)   Definition of Default.

      Events of Default under the Indenture include the following:

          (1) the Company defaults in the payment of interest on any Subordinated Note when the same becomes due and payable and the default continues for a period of 30 days;

          (2) the Company defaults in the payment of the principal of or premium on any Subordinated Note (including any sinking fund payment) when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise;

          (3) the Company fails to comply with any of its other agreements or covenants in or provisions of the Subordinated Notes or this Indenture, and such default continues for a period of 30 days after the Trustee notifies the Company, or the holders of at least 25% in principal amount of the then-outstanding Subordinated Notes notify the Company and the Trustee, of such default;

          (4) a default (other than default under any mortgage indenture or instrument securing or evidencing any indebtedness secured by an interest in a particular real estate development project, or under any guarantee of payment of indebtedness which guarantee is secured by an interest in a particular real estate development project, in either case which is expressly stated to be without recourse to the Company or any of its subsidiaries or which is a purchase money or similar mortgage indebtedness that is without recourse to the Company or any of its subsidiaries under applicable state law from the date of its execution) occurs under any instrument or any other obligation representing Indebtedness of the Company or any subsidiary if (i) the effect of such default is to permit the acceleration of such Indebtedness and (ii) the aggregate principal amount of such indebtedness as to which any such default or defaults shall have occurred exceeds $10 million;

          (5) a court or governmental agency or authority having jurisdiction in the premises enters a decree or order (i) declaring the Company or any subsidiary to be bankrupt or insolvent, (ii) approving as properly filed a petition seeking reorganization, arrangement, adjustment, composition of or in respect of the Company or any subsidiary in an involuntary case under any bankruptcy or similar law for the benefit of creditors, (iii) appointing a receiver, conservator, liquidator, custodian, trustee, sequestrator, assignee in bankruptcy or insolvency or any similar official (collectively, a "Custodian") of the Company or any subsidiary or of its property or (iv) for the winding up or liquidation of the affairs of the Company or any subsidiary, and such decree or order shall have continued undischarged and unstayed for a period of 30 days;

          (6) the Company or any Subsidiary commences a voluntary case, consents to the entry of any order of relief in an involuntary case under any bankruptcy or similar law for the benefit of creditors, seeks or consents to the appointment of a Custodian or to the taking possession by a Custodian of it or of any substantial part of its property, makes an assignment for the benefit of creditors, fails generally to pay its debts as they become due, or takes corporate action in furtherance of any of such purposes;

          (7) a Custodian shall be appointed for the Company; or

          (8) one or more judgments have been rendered against the Company or any subsidiary in an aggregate amount exceeding $10 million which judgments remain undischarged for a period of 60 days after all rights to directly review such judgment, whether by appeal or writ, have been exhausted or have expired.

(b)   Authentication and Delivery; Application of Proceeds.

      The Securities shall be executed on behalf of the Corporation by its Chairman of the Board, its President or one of its Vice Presidents and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be actual or facsimile. The Trustee shall authenticate Subordinated Notes upon an Order of the Corporation. The Trustee may appoint an authenticating agent acceptable to the Corporation to authenticate Securities. The Indenture does not contain provisions regarding the application of the proceeds from issuance of the Subordinated Notes.

(c)   Release or Release of Any Property Subject to Lien.

      The Company's obligations under the Subordinated Notes are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

(d)   Satisfaction and Discharge of the Indenture.

      The Indenture shall be satisfied and discharged when:

               (1)   either

                    (A) all Subordinated Notes theretofore authenticated and
               delivered (other than (i) Subordinated Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Article II of the Indenture, and (ii) Subordinated Notes for the payment of which money has theretofore been deposited in trust with the Trustee or any paying agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in
               Section 7.03 of the Indenture) have been delivered to the Trustee for cancellation; or

                    (B) the principal of all such Subordinated Notes not
               theretofore delivered to the Trustee for cancellation has become due and payable and the Company has deposited or caused to be deposited in trust with the Trustee, solely for the benefit of the holders, funds in an amount sufficient to pay and discharge the entire Indebtedness on such Subordinated Notes not theretofore delivered to the Trustee for cancellation;

               (2) the Company has irrevocably paid or caused to be irrevocably paid all other sums payable hereunder by the Company; and

               (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for herein to be complied with by the Company relating to the satisfaction and discharge of this Indenture have been complied with.

(e)   Evidence of Compliance.

      The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an officers' certificate stating that a review of the activities of the Company and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a default or event of default shall have occurred, describing all such defaults or events of default of which he may have knowledge and specifying what action the Company is taking or proposes to take with respect thereto) and that to the best of his knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest on the Securities are prohibited.

      The Company will, so long as any of the Subordinated Notes are outstanding, deliver to the Trustee at its corporate trust office, forthwith upon becoming aware of any default, event of default or default in the performance of any covenant, agreement or condition contained in this indenture, an officers' certificate describing such default, event of default or default and specifying what action the Company is taking or proposes to take with respect thereto. Any such certificate delivered under such Section 3.10 of the Indenture shall comply with Section 314 of the Trust Indenture Act of 1939, as amended.

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

There are no other obligors with respect to the Subordinated Notes.

          Contents of application for qualification. This application for qualification comprises--

          (a)   Pages numbered 1 to 10, consecutively.
          (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.
          (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A              Certificate of Incorporation of the Company,
                         incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998.

Exhibit T3B              By-Laws of the Company, incorporated by reference to
                         Exhibit 3.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998.

Exhibit T3C              Form of Indenture by and between the Company and
                         LaSalle National Bank, incorporated by reference to Exhibit (b)(1) to the Company's Schedule 13E-4 Issuer
                         Tender Offer Statement dated November 25, 1998.

Exhibit T3E1             Offering Circular of the Company dated November 25,
                         1998, incorporated by reference to Exhibit (a)(1) to the Company's Schedule 13E-4 Issuer Tender Offer
                         Statement dated November 25, 1998.

Exhibit T3E2             Letter of Transmittal of the Company dated November 25,
                         1998, incorporated by reference to Exhibit (a)(2) to the Company's Schedule 13E-4 Issuer Tender Offer
                         Statement dated November 25, 1998.

Exhibit T3E3             Notice of Guaranteed Delivery of the Company dated
                         November 25, 1998, incorporated by reference to Exhibit
                         (a)(3) to the Company's Schedule 13E-4 Issuer Tender
                         Offer Statement dated November 25, 1998.

Exhibit T3E4             Letter to Holders of the 15% Non-Cumulative Perpetual
                         Preferred Stock, Series A, par value $1.00 of the
                         Company dated November 25, 1998, incorporated by reference to Exhibit (a)(4) to the Company's Schedule
                         13E-4 Issuer Tender Offer Statement dated November 25,
                         1998.

Exhibit T3E5             Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees of the Company dated
                         November 25, 1998, incorporated by reference to Exhibit
                         (a)(5) to the Company's Schedule 13E-4 Issuer Tender
                         Offer Statement dated November 25, 1998.

Exhibit T3E6             Letter to Clients of the Company dated November 25,
                         1998, incorporated
                         by reference to Exhibit (a)(6) to the Company's
                         Schedule 13E-4 Issuer Tender Offer Statement dated
                         November 25, 1998.

Exhibit T3E7             IRS Guidelines, incorporated by reference to Exhibit
                         (a)(7) to the Company's Schedule 13E-4 Issuer Tender
                         Offer Statement dated November 25, 1998.

Exhibit T3F              Cross Reference Sheet showing the location on the
                         indenture of the provisions inserted thereon pursuant to Sections 310 through 318(a), inclusive, of the Trust
                         Indenture Act of 1939, as amended (included in Exhibit
                         T3C).

Exhibit 99 Statement of Eligibility and Qualification on Form T-1 of LaSalle National Bank, as Trustee.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, RB Asset, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 25th day of November, 1998.

(SEAL)
                                            RB ASSET, INC.

                                        By  /s/ Nelson L. Stephenson
                                            ------------------------
                                            Name: Nelson L. Stephenson
                                            Title:  President and Chief
Attest: /s/ Shiela Boyd                             Executive Officer
        ---------------
        Name: Shiela Boyd





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